Exhibit 99.13

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2012 and May 31, 2011

(Unaudited – Expressed in thousands of United States dollars, except for per share amounts)

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at June 30, 2012 and December 31, 2011
(Unaudited - Expressed in thousands of United States dollars)

	Notes	June 30,	December 31,
		2012	2011
Assets
Current
Cash and cash equivalents	18	$69,208	$25,907
Accounts receivable	5	13,808	1,158
Inventory	6	12,406	14,907
Prepaid expenses		585	1,099
IGV receivable		38,436	25,635

		134,443	68,706
Deferred tax asset		4,327	1,950
Plant and equipment, net	7	81,561	62,082
Mineral properties and development costs, net	8	69,825	63,796

Total Assets		$290,156	$196,534
Liabilities and equity
Current
Accounts payable and accrued liabilities	9	$37,063	$27,481
Taxes payable	10	29,744	990
Deferred revenue	12	-	4,251
Derivative liability	12	1,138	934
		67,945	33,656
Long-term debt	13	3,000	3,000
Asset retirement obligation	11	16,515	15,685
Deferred revenue	12	16,080	25,259
Derivative liability	12	2,098	3,625

		105,638	81,225
Equity
Share capital	14	134,238	127,537
Share option and warrant reserve	14	10,110	10,420
Translation reserve		4,522	4,522
Retained earnings (deficit)		35,648	(27,170)
		184,518	115,309

Total Equity and Liabilities		$290,156	$196,534

Subsequent events (Note 20)

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		For the three months ended		For the six months ended
	Notes	June 30, 2012	May 31, 2011	June 30, 2012	May 31, 2011
Revenue	15	$78,789	$-	$173,383	$-
Cost of sales		(30,918)	-	(56,191)	-
Amortization		(6,010)	-	(11,518)	-
Gross profit		41,861	-	105,674	-
General and administrative expenses	16	(2,300)	(2,541)	(4,349)	(5,013)
Exploration and evaluation expense		(919)	-	(1,331)	(2)
Operating earnings (loss)		38,642	(2,541)	99,994	(5,015)
Unrealized gain on derivative liability	12	1,683	1,209	1,323	1,649
Accretion of asset retirement obligation	11	(415)	-	(830)	-
Foreign exchange gain (loss)		(142)	23	91	(392)
Interest expense, net		(53)	(16)	(178)	(6)
Income (loss) before income taxes		39,715	(1,325)	100,400	(3,764)
Provision for income taxes		(10,075)	(53)	(37,582)	(201)
Net income (loss) for the period		29,640	(1,378)	62,818	(3,965)
Other comprehensive income (loss)		-	(210)	-	4,122
Comprehensive income (loss) for the period		$29,640	$(1,588)	$62,818	$157
Basic earnings (loss) per share		$0.17	$(0.01)	$0.37	$(0.02)
Diluted earnings (loss) per share		$0.16	$(0.01)	$0.35	$(0.02)

Weighted average number of common shares outstanding – basic		171,959,126	168,551,813	171,507,228	160,545,803

Weighted average number of common shares outstanding – diluted		181,655,583	168,551,813	181,203,685	160,545,803

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars)

			Three months ended		Six months ended
	Notes	June 30, 2012	May 31, 2011	June 30, 2012	May 31, 2011
OPERATING ACTIVITIES
Net income (loss) for the period		$29,640	$(1,378)	$62,818	$(3,965)
Items not affecting cash:
Amortization		6,027	18	11,552	31
Deferred revenue		(10,346)	-	(13,430)	-
Share-based compensation		1,148	1,917	2,363	2,978
Deferred financing costs		-	24	-	24
Unrealized gain on derivative liability		(1,683)	(1,209)	(1,323)	(1,649)
Accretion expense		415	-	830	-
Deferred income taxes		(2,362)	54	(2,377)	201
Other		1	8	1	-
Changes in non-cash working capital items	18	(2,650)	(4,431)	14,338	(3,518)

Net cash provided by (used for) operating activities		20,190	(4,997)	74,772	(5,898)
FINANCING ACTIVITIES
Proceeds from issuing share capital		-	-	-	63,693
Proceeds from exercise of options and conversion of warrants	14	1,365	-	4,028	4,729
Subscription receipts receivable		-	-	-	246
Proceeds from gold prepayment		-	19,500		19,500
Share issue costs		-	(40)	-	(5,133)
Net cash provided by financing activities		1,365	19,460	4,028	83,035
INVESTING ACTIVITIES
Mineral property expenditures	8	(7,343)	120	(9,796)	(1,244)
Purchase of property, plant and equipment	7	(15,799)	(16,679)	(25,703)	(18,658)
Investment in La Arena		-	-	-	(18,085)
Acquisition of La Arena		-	-	-	(48,847)
Cash acquired in La Arena acquisition		-	-	-	5,534
Net cash provided by (used for) investing activities		(23,142)	(16,559)	(35,499)	(81,300)
Increase (decrease) in cash and cash equivalents during the period		(1,587)	(2,096)	43,301	(4,163)
Cash and cash equivalents, beginning of the period		70,795	13,918	25,907	15,216
Effect of foreign exchange on cash and cash equivalents		-	(296)	-	473
Cash and cash equivalents, end of the period		$69,208	$11,526	$69,208	$11,526

Taxes payable (Note 10)
Supplemental cash flow disclosures (Note 18)

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		Share capital
					Share
					Option and
				Subscription	Warrant	Translation	Retained
	Note	Shares	Amount	receipts	Reserve	Reserve	Earnings (Deficit)	Total

Balance, November 30, 2010		132,162,208	$62,146	$1,282	$3,519	$400	$(22,658)	$44,689
Shares issued for private placements	14	32,499,682	64,975	-	-	-	-	64,975
Share issue costs related to private placements	14	-	(4,173)	-	-	-	-	(4,173)
Fair value of broker warrants for private placement	14	-	(2,087)	-	2,087	-	-	-
Subscription receipts on conversion of warrants		-	-	(1,282)	-	-	-	(1,282)
Shares issued on conversion of warrants		3,633,192	4,602	-	-	-	-	4,602
Shares issued on exercise of options		262,500	509	-	(420)	-	-	89
Share-based compensation		-	-	-	2,978	-	-	2,978
Other comprehensive income		-	-	-	-	4,122	-	4,122
Net loss for the period		-	-	-	-	-	(3,965)	(3,965)

Balance, May 31, 2011		168,557,582	$125,972	$	$8,164	$4,522	$(26,623)	$112,035

Balance, December 31, 2011		169,746,352	$127,537	$-	$10,420	$4,522	$(27,170)	$115,309
Shares issued on conversion of warrants	14	2,594,340	4,151	-	(1,512)	-	-	2,639
Shares issued on exercise of options	14	1,226,533	2,550	-	(1,161)	-	-	1,389
Share-based compensation	14	-	-	-	2,363	-	-	2,363
Net income for the period		-	-	-	-		62,818	62,818

Balance, June 30, 2012		173,567,225	$134,238	$-	$10,110	$4,522	$35,648	$184,518

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited is the parent company of a consolidated group (“Rio Alto” or the "Company"). Rio Alto Mining Limited is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 - 250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. On February 9, 2011 the Company completed the purchase of 100 per cent of La Arena S.A. (“La Arena”). Throughout the year ended May 31, 2011 La Arena was in the development stage. The La Arena Gold Oxide Mine commenced preproduction in May 2011 and achieved commercial production levels at the end of December 2011.

In November 2011, the Company changed its financial and fiscal year end from May 31 to December 31. The change was made to allow it and to align its year end with that of La Arena and to provide its continuous disclosure information on a comparable basis with its peer group. The Company’s consolidated statements of financial position are as at June 30, 2012 and December 31, 2011 and the condensed interim consolidated statements of income and comprehensive income and statements of cash flows are for the three and six month periods ended June 30, 2012 compared to the three and six month periods ended May 31, 2011. The Company’s interim consolidated statements of changes in equity are for the six month period ended June 30, 2012 compared to the six month period ended May 31, 2011.

The condensed interim consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the parent company. The functional currency of La Arena is also USD.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements for the seven-month financial year ended and as at December 31, 2011, which are available at www.sedar.com.

Prior to June 1, 2011, the Company’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Canadian GAAP differs in certain respects from International Financial Reporting Standards (“IFRS”). Note 19 contains reconciliations and explanations of the effect of the transition from Canadian GAAP to IFRS on the condensed interim consolidated statements of income and comprehensive income for the three and six month periods ended May 31, 2011.

The date of transition to IFRS was June 1, 2010 (the “Transition Date”) and the Company applied the provisions of IFRS on a retrospective basis subject to certain optional exemptions and certain mandatory exceptions applicable to first-time adopters. The consolidated financial statements for the seven-month financial year ended December 31, 2011 discussed the transition to IFRS and are available at www.sedar.com.

The accounting policies used for the preparation of these condensed interim consolidated financial statements are the same as those expected to be used to prepare the consolidated financial statements for the year ended December 31, 2012. Certain comparative figures in prior periods have been reclassified to conform to presentation adopted in the current period.

The Board of Directors approved these condensed interim consolidated financial statements on August 7, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the financial year ended December 31, 2011, except for the following adopted in the current financial period:

Financial instruments disclosure

The IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that expand the disclosure requirements in relation to transferred financial assets.

There was no significant impact on these condensed consolidated interim financial statements as a result of adopting these amendments.

4.	SIGNIFICANT JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

When preparing interim financial statements, management makes a number of judgements, estimates and assumptions in the recognition and measurement of assets, liabilities, income and expenses. Actual financial results may not equal the estimated results due to differences between estimated or anticipated events and actual events. The judgements, estimates and assumptions made in the preparation of these condensed interim consolidated financial statements were similar to those made in the preparation of the Company’s annual financial statements for the year ended December 31, 2011. The only significant exception is the estimate of the provision for income taxes, which is determined in these interim financial statements by using the estimated average annual effective income tax rates applied to the pre-tax income of the interim period.

5.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	June 30, 2012	December 31, 2011
Trade receivable	$12,447	$-
Value-added tax receivable	35	49
Peru capital tax receivable	748	516
Other receivables	198	213
Receivable from a related party	380	380
	$13,808	$1,158

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

6.	INVENTORY

Inventory consists of the following:

	June 30, 2012	December 31, 2011
Doré	$271	$772
Work-in-progress	7,232	917
Ore on leach pad	522	2,257
Ore in stockpile	2,091	8,701
Supplies inventory	2,290	2,260
	$12,406	$14,907

7.	PLANT AND EQUIPMENT

Plant and equipment consists of:

		Heap	Mobile		Other
	Construction-	leach pad	and field	Plant and	mine	Other
	in-Process	and pond	equipment	equipment	assets	assets	Total
Costs
December 31, 2011	$20,283	$29,899	$2,690	$7,987	$6,524	$612	$67,995
Additions	18,509	505	1,389	-	6,094	94	26,591
June 30, 2012	$38,792	$30,404	$4,079	$7,987	$12,618	$706	$94,586

Accumulated amortization
December 31, 2011	$-	$(4,288)	$(159)	$(1,198)	$(155)	$(113)	$(5,913)
Amortization for the period		(5,975)	(126)	(809)	(135)	(67)	(7,112)
June 30, 2012	$-	$(10,263)	$(285)	$(2,007)	$(290)	$(180)	$(13,025)

Net book value
December 31, 2011	$20,283	$25,611	$2,531	$6,789	$6,369	$499	$62,082
June 30, 2012	$38,792	$20,141	$3,794	$5,980	$12,328	$526	$81,561

Other mine assets consist of camp office and accommodation and the cost of land and leases. Other assets consist of office equipment and leasehold improvements.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

8.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

La Arena has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide deposit (“Phase II”). The Company is mining the gold oxide deposit. A feasibility study on the economic viability of developing Phase II is underway.

Mineral property expenditures are:

		Six months ended June 30, 2012			Seven months ended December 31, 2011
Costs	Phase I	Phase II	Total	Phase I	Phase II	Total
Opening	$16,948	$47,895	$64,843	$34,519	$43,612	$78,131
Mineral property development costs	-	9,796	9,796	29,493	4,283	33,776
Capitalized amortization	-	-	-	4,658	-	4,658
Pre-production revenue	-	-	-	(71,621)	-	(71,621)
Preproduction cost	-	-	-	19,899	-	19,899
	$16,948	$57,691	$74,639	$16,948	$47,895	$64,843

Accumulated amortization
Opening	$(1,047)	$-	$(1,047)	$-	$-	$-
Amortization for the period	(3,767)	-	(3,767)	(1,047)	-	(1,047)
	(4,814)	-	(4,814)	(1,047)	-	(1,047)
Net book value	$12,134	$57,691	$69,825	$15,901	$47,895	$63,796

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	June 30,	December 31,
	2012	2011
Trade payables	$26,873	$23,697
Payroll and related benefits	9,553	3,095
Other payables	637	689
	$37,063	$27,481

None of the accounts payable and accrued liabilities are interest bearing. Substantially all of the trade payables relate to mining and development and construction activities. Payroll and related benefits consist of vacation payable and workers’ profit share payable. Trade payables are normally settled within 30 days. Workers’ profit share will be paid within three months of the year-end. Vacation payable is distributed when an employee requests, typically prior to a vacation leave.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

10.	TAXES PAYABLE

Taxes payable consist of the following:

	June 30,	December 31,
	2012	2011
Special mining tax	$5,248	$-
Royalty	4,156	-
Income tax	20,340	990
	$29,744	$990

Income taxes payable consists of the income tax obligation arising from taxes and a royalty imposed by Peruvian tax authorities, less tax instalments paid during the year and recognition of a increase in the deferred tax asset.

During the six months ended June 30, 2012, the following tax payments were made:

i.	Peruvian income tax instalments for 2012 of $3,691.
ii.	Peruvian income tax for 2011 of $1,914.

11.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation consists of:

	June 30,	December 31,
	2012	2011
Opening balance	$15,685	$14,800
Accretion expense	830	847
Foreign exchange	-	38
	$16,515	$15,685

The Company’s current reclamation and closure plan for the La Arena Gold Mine was approved in February 2012. The estimated undiscounted closure obligation is $34.7 million, which when discounted results in the asset retirement obligation. Such obligation is increased by periodic accretion charges reflected within profit and loss. Under law the Company is required to post a bond of $3.2 million in January 2013. Reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. The majority of the closure activities will be carried out during the 2017 through 2019 period. Care and maintenance activities are expected to continue until 2024.

12.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

The Company received $50 million under a Gold Prepayment Agreement (“Prepayment”) and simultaneously entered into a Gold Purchase Agreement (”Purchase Agreement”). The proceeds of the Prepayment were to partially fund development of the La Arena Gold Mine. There is an embedded derivative liability inherent in the Purchase Agreement, which represents the financing cost of the Prepayment. Drawdowns of the Prepayment were initially apportioned to derivative liability based on estimated fair value with the residual amount allocated to deferred revenue.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

a.	Deferred revenue is:

For the six
months ended
June 30, 2012
Opening, December 31, 2011	$29,510
Deliveries to recognize deferred revenue	(3,084)
Balance, March 31, 2012	26,426
Deliveries to recognize deferred revenue	(10,346)
Balance, June 30, 2012	16,080
Less current portion	-
Long-term portion	$16,080

Under the Prepayment the Company is committed to deliver a notional amount 1,941 ounces of gold each month until October 2014. Once the monthly deliveries total 61,312 notional ounces of gold the Prepayment is settled. The actual monthly delivery of gold ounces may vary by 5 per cent from 1,941 ounces for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 and $950 per ounce. At a price of $1,450 or more the monthly delivery would be 85 per cent of 1,941 ounces and 115 per cent of 1,941 ounces if the price of gold was $950 or less. The ounces of gold to be delivered are as follows:

	Based on $50	Remaining
Gold price per ounce	million drawdown	commitment at
		June 30, 2012
$950 or lower	70,509	31,245
$950 to $1,050	67,443	29,887
$1,050 to $1,150	64,378	28,528
$1,150 to $1,250	61,312	27,170
$1,250 to $1,350	58,246	25,811
$1,350 to $1,450	55,181	24,453
$1,450 or higher	52,115	23,094

At June 30, 2012, the price of gold was $1,570 per ounce. At that price there would be 23,094 ounces to be delivered each month from September 2013 to October 2014.

The Company may prepay gold ounces remaining to be delivered under the Prepayment, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. During the six months ended June 30, 2012, the Company delivered 18,818 ounces of gold to settle 22,139 ounces or 11 months of the notional delivery requirement. In July 2012 the September 2013 delivery obligation was settled. Refer to Note 20.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

b.	Derivative liability is:

For the six
months ended
June 30, 2012
Opening, December 31, 2011	$4,559
Change in fair market value of derivative liability	360
Balance, March 31, 2012	4,919
Change in fair market value of derivative liability	(1,683)
Balance, June 30, 2012	3,236
Less current portion	(1,138)
Long-term portion	$2,098

Under the Purchase Agreement the Company granted an option that allows the holder to purchase gold produced from two oxide pits up to an estimated amount of 634,000 ounces. At June 30, 2012 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 445,900 ounces. The option holder may elect to pay one of either the London Gold Market AM Fixing Price or the Comex (1st Position) Settlement Price over predetermined periods of time. The embedded derivative is accounted for as a written call option. An option-pricing model that considers gold price volatility is used to estimate the fair value of the derivative liability. Changes in the fair value of the liability are reflected in profit or loss.

13.	LONG TERM DEBT

The Company borrowed $3 million in September 2011 that bears interest at 3-month LIBOR plus 6 per cent compounded annually (6.46% as at June 30, 2012). The debt matures in October 2014. As security for the Prepayment and the $3 million loan, the Company granted a charge over its shares of La Arena and substantially all of the Company’s assets.

14.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 173,567,225 were issued and outstanding at June 30, 2012 (December 31, 2011 – 169,746,352). The Company also has authorized an unlimited number of preferred shares of which none have been issued.

Common shares issued in the six months ended June 30, 2012 upon the exercise of options and warrants are set out in (b) and (c) below.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

During the six months ended May 31, 2011 the Company issued common shares as follows:

	Shares	Price per		Cash	Non-cash
	issued	share		transaction	transaction
Issue Date	(000’s)	C$/share	Proceeds	costs	costs (i)
December 1, 2010	3,906	$1.68	$6,562	$(459)	$-
December 2, 2010	533	$1.68	896	(31)	-
January 20, 2011	28,060	$2.05	57,517	(3,683)	(2,087)
For the six months ended
May 30, 2011	32,499		$64,975	$(4,173)	$(2,087)

i.

Non-cash transaction costs consisted of 1,683,600 broker warrants convertible into an equal number of common shares at C$2.05 per common share until January 20, 2013. The fair value of the broker warrants was recorded as share issue costs.

b.	Share-based payments

The Company’s stock option plan authorizes the directors to grant options to executive officers, directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

The exercise price of options granted is determined by the directors, subject to regulatory approval, if required. Options may be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

Stock option transactions are summarized as follows:

		Weighted Average
	Number of Options	Exercise Price
	(000’s)	(C$/option)
Outstanding, December 31, 2011	10,510	1.91
Granted	200	3.75
Exercised	(1,227)	1.16
Cancelled	(250)	0.49
Outstanding, June 30, 2012	9,233	2.09
Options exercisable, June 30, 2012	6,028	1.53

Proceeds from the exercise of options were $927,000 and $1,389,000 during the three and six-month periods ended June 30, 2012, respectively.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

Stock options outstanding at June 30, 2012 were:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Options	price	remaining life	Options	price	remaining life
	(000's)	(C$/option)	(months)	(000's)	(C$/option)	(months)
$0.25 - $0.70	2,187	$0.33	26	2,187	$0.33	26
$1.25 - $1.50	650	$1.50	39	650	$1.50	39
$1.80 - $2.39	2,206	$1.98	42	2,143	$1.97	41
$3.08 - $3.75	4,190	$3.15	53	1,048	$3.15	53
	9,233	$2.09	43	6,028	$1.53	37

The fair value of options issued to employees is measured at the grant date. The fair value of options issued to non-employees, where the fair value of the goods or services is not determinable, is measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered. The assumptions used to estimate the fair value of options granted during the period were:

Six months
June 30,
2012
Number of options	200,000
Fair value	$377
Weighted average:
Exercise price (C$)	$3.75
Risk-free interest rate	1.10%
Dividend yield	0%
Expected life (years)	3
Volatility	79%

c.	Warrants

Warrant transactions are summarized as follows:

		Weighted Average
	Number of Warrants	Conversion Price
	(000’s)	(C$/warrant)
Outstanding, December 31, 2011	3,057	$1.19
Converted	(2,594)	1.04
Outstanding, June 30, 2012	463	$2.05

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

Warrants outstanding at June 30, 2012 and December 31, 2011 were as follows:

		Warrants Outstanding (000’s)
	Conversion
	Price	December 31,		June 30,
Expiry Date	C$/warrant	2011	Converted	2012	Warrant reserve
January 20, 2013	$2.05	1,557	(1,094)	463	$574
June 25, 2012	$0.30	1,500	(1,500)	-	-
	$1.19	3,057	(2,594)	463	$574

Proceeds from the conversion of warrants were $438,000 and $2,639,000 during the three and six month periods ended June 30, 2012, respectively.

15.	REVENUE

	For the three months ended		For the six months ended
	June 30, 2012	May 31, 2011	June 30, 2012	May 31, 2011
Gold - cash sales	$68,367	$-	$159,794	$-
Gold - deferred revenue	10,346	-	13,430	-
Silver - cash sales	76	-	159	-
	$78,789	$-	$173,383	$-

16.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended		For the six months ended
	June 30, 2012	May 31, 2011	June 30, 2012	May 31, 2011
Share-based compensation	$1,148	$1,917	$2,363	$2,978
Salaries	712	131	934	851
Office and miscellaneous	86	76	165	238
Travel	80	108	156	220
Investor relations	70	51	108	151
Professional fees	94	130	207	364
Directors’ fees	60	58	123	104
Regulatory and transfer agent fees	33	52	259	76
Amortization	17	18	34	31
	$2,300	$2,541	$4,349	$5,013

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

17.	SEGMENT REPORTING

The Company has two operating segments in two geographic areas - mining, acquisition and development of mineral properties, in Latin America and the corporate office in Canada. The Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

	As at June 30, 2012
	Canada	Peru	Total
Mineral properties and development costs, net	$-	$69,825	$69,825
Plant and equipment, net	108	81,453	81,561
Other assets	8,509	130,261	138,770
	$8,617	$281,539	$290,156

	As at December 31, 2011
	Canada	Peru	Total
Mineral properties and development costs, net	$-	$63,796	$63,796
Plant and equipment, net	116	61,966	62,082
Other assets	8,314	62,342	70,656
	$8,430	$188,104	$196,534

	Three months ended June 30, 2012
	Corporate	Mine Operations	Total
Revenue	$-	$78,789	$78,789
Operating expense	(2,581)	(32,369)	(34,950)
Amortization	(7)	(6,020)	(6,027)
Other gain (loss)	(77)	297	220
Unrealized gain (loss) on derivative liability	1,683	-	1,683
Provision for income taxes	-	(10,075)	(10,075)
Net income (loss) for the period	$(982)	$30,622	$29,640

	Three months ended May 31, 2011
	Corporate	Mine Development	Total
Revenue	$-	$-	$-
Operating expense	(2,421)	(120)	(2,541)
Amortization	-	-	-
Other gain (loss)	232	(225)	7
Unrealized gain (loss) on derivative liability	1,209	-	1,209
Provision for income taxes	(53)	-	(53)
Net loss for the period	$(1,033)	$(345)	$(1,378)

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		Six months ended June 30, 2012
	Corporate	Mine Operations	Total
Revenue	$-	$173,383	$173,383
Operating expense	(5,469)	(57,198)	(62,667)
Amortization	(15)	(11,537)	(11,552)
Other gain (loss)	(138)	51	(87)
Unrealized gain (loss) on derivative liability	1,323	-	1,323
Provision for income taxes	-	(37,582)	(37,582)
Net income (loss) for the period	$(4,299)	$67,117	$62,818

		Six months ended May 31, 2011
	Corporate	Mine Development	Total
Revenue	$-	$-	$-
Operating expense	(4,661)	(354)	(5,015)
Amortization	-	-	-
Other gain (loss)	(173)	(225)	(398)
Unrealized gain (loss) on derivative liability	1,649	-	1,649
Provision for income taxes	(201)	-	(201)
Net loss for the period	$(3,386)	$(579)	$(3,965)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

a.	Cash and cash equivalents, expressed in United States dollars, include cash in bank accounts and term deposits as follows:

	June 30, 2012	December 31, 2011
United States dollars	$65,539	$24,600
Canadian dollars	2,401	416
Peruvian Nuevo Sol	1,268	891
	$69,208	$25,907

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

b.	Changes in non-cash working capital include the following (increases) decreases:

	For the three months ended		For the six months ended
	June 30, 2012	May 31, 2011	June 30, 2012	May 31, 2011
Accounts receivable	$(11,661)	$(109)	$(12,650)	$(417)
Promissory notes receivable	-	34	-	43
Deferred financing costs	-	(24)	-	(24)
Inventory	6,032	(3,910)	939	(3,910)
Prepaid expenses	329	4,732	514	4,866
IGV	(6,767)	(2,362)	(12,801)	(3,835)
Accounts payable and accrued liabilities	8,151	(2,768)	9,582	(242)
Taxes payable	1,266	-	28,754	-
Related parties	-	(24)	-	1
	$(2,650)	$(4,431)	$14,338	$(3,518)

c.	Non cash transactions included in the statements of cash flow include:

i.	Included in inventory was non cash cost amortization of $674.
ii.	Included in plant and equipment were non cash additions of $888.

Refer to Note 10 for tax payments made during the six month period ended June 30, 2012.

19.	TRANSITION TO IFRS

The Company’s IFRS accounting policies presented in the consolidated financial statements for the financial year ended December 31, 2011 have been applied in preparing these condensed interim consolidated financial statements for the period ended June 30, 2012, the comparative information and the opening consolidated statement of financial position at the Transition Date. The following reconciliation is presented as comparative information for the three and six-month periods ended May 31, 2011.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2012 and May 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

Reconciliation of consolidated statement of net income (loss) and comprehensive income (loss):

	Three months ended May 31, 2011			Six months ended May 31, 2011
		Effect of			Effect of
	GAAP	transition	IFRS	GAAP	transition to	IFRS
		to IFRS			IFRS

General and administrative expense	2,787	(246)	2,541	5,205	(192)	5,013
Loss before other items	$(2,787)	$246	$(2,541)	$(5,205)	$192	$(5,013)

Other items
Exploration expense	-	-	-	(2)	-	(2)
Unrealized gain on revaluation of derivative liability	1,209	-	1,209	1,649	-	1,649
Foreign exchange gain (loss)	23	-	23	(392)	-	(392)
Other income	(16)	-	(16)	(6)	-	(6)

Loss before income taxes	(1,571)	246	(1,325)	(3,956)	192	(3,764)
Provision for income taxes	(53)	-	(53)	(201)	-	(201)
Net loss for the period	$(1,624)	$246	$(1,378)	$(4,157)	$192	$(3,965)
Translation adjustment	(210)	-	(210)	4,122	-	4,122
Comprehensive income (loss)	$(1,834)	$246	$(1,588)	$(35)	$192	$157
for the period

Notes to Reconciliation

a.	Share-based compensation

Under Canadian GAAP, stock option grants may be valued as one pool and recognized over the vesting period. IFRS requires a graded approach in valuing and recognizing share-based compensation. The impact on the three months ended May 31, 2011 was a $246 decrease to expense and the impact on the six months ended May 31, 2011 was a $192 decrease to expense.

b.	There are no material differences between the cash flow statements presented under IFRS and Canadian GAAP.

20.	SUBSEQUENT EVENTS

a.	Subsequent to June 30, 2012, the Company received $333,000 on the issuance 156,967 shares pursuant to the exercise of 30,697 options and conversion of 126,270 warrants.

b.

Subsequent to June 30, 2012, the Company delivered 1,650 ounces of gold to RKE in settlement of 1,941 notional ounces under the Gold Prepayment Agreement. This delivery settled the September 2013 delivery requirement.